UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On or about January 12, 2024, SMX (Security Matters) Public Limited Company (the “Company”) issued an aggregate of 4,032,256 of its ordinary shares (the “Shares”) and warrants to purchase an aggregate of 4,032,256 ordinary shares (the “Warrants”), to holders (the “Note Holders”) of existing convertible notes (the “Existing Notes”) and Redeemable Warrants (the “Redeemable Warrants”), in exchange for the cancellation of an aggregate of (a) approximately $750,000 owed to the Note Holders under the Notes and (b) $1,450,000 cash value of Redeemable Warrants. The Company also issued 457,682 ordinary shares to a service provider (the “Service Provider”) as payment in full for $260,000 worth of services previously provided to the Company by the Service Provider. Such transactions were evidenced by a series of substantially similar Conversion and Exchange Rights Agreements (the “Agreements”) executed as of December 31, 2023.

Terms of the Agreements

Pursuant to the Agreements entered into with the Note Holders, (a) amounts outstanding under the Notes as of December 31, 2023 and/or (b) Redeemable Warrants with a cash value as of December 31, 2023, in each case as specified in each Note Holder’s Agreement (collectively, the “Owed Amount”) were cancelled and converted into a number of fully-paid and non-assessable restricted ordinary shares of the Company based on a conversion price equal to a 20% discount to the last closing price of the Company’s ordinary shares on December 31, 2023, and for each such Share issued, the holder would further receive a Warrant to purchase one ordinary share.

Pursuant to the Agreement entered into with the Service Provider, amounts owed for serviced previously provided were cancelled and converted into a number of fully-paid and non-assessable restricted ordinary shares of the Company based on a conversion price equal to a 20% discount to the last closing price of the Company’s ordinary shares on December 31, 2023, and for each such Share issued, the holder would further receive a Warrant to purchase one ordinary share.

The Agreements also provided that the Company shall file a registration statement to cause the Shares and the ordinary shares underlying the Warrants to be fully tradable as of January 28, 2024.

Terms of the Warrants

Each Warrant has an exercise price per share of $1.17. The Warrants are exercisable at any time on or after the issue date until the five year anniversary of the issue date. The exercise price and number of ordinary shares issuable upon exercise is subject to appropriate adjustment in the event of subdivisions (by any stock split, stock dividend, recapitalization or otherwise) or combinations (by combination, reverse stock split or otherwise) of one or more classes of the Company’s outstanding ordinary shares.

Unless prohibited by the rules of the Company’s principal market, the Company may at any time during the term of the Warrant reduce the then current exercise price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

The Warrants are exercisable, at the option of each Holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ordinary shares of the Company purchased upon such exercise. The Warrants also provide for cashless exercise with a fixed (and not a floating) price of $1.17.

There is no established trading market for the Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Warrants will be extremely limited.

Except as otherwise provided in the Warrants or by virtue of the Holder’s ownership of ordinary shares of the Company, such holder of Warrants does not have the rights or privileges of a shareholder of the Company, including any voting rights, until such holder exercises such holder’s Warrants. The Warrants provide that the holders of the Warrants have the right to participate in distributions or dividends paid on the Company’s ordinary shares.

If at any time the Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the Warrant), a holder of Warrants will be entitled to receive, upon exercise of the Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the Warrants immediately prior to the Fundamental Transaction.

The Warrants may be modified or amended or the provisions of the Warrants waived with the Company’s and the holder’s written consent.

The forms of Agreements and Warrant are attached as Exhibits 10.1, 10.2 and 4.1, respectively, to this Report on Form 6-K and are incorporated herein by reference. The descriptions of the terms of the Agreements and the Warrants are not intended to be complete and are qualified in their entirety by reference to such exhibits.

The Company issued the Shares and the Warrants pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) available under Section 4(a)(2) and/or Regulation S promulgated thereunder as offers and sales of securities outside of the United States. Neither the issuance of the Shares nor the ordinary shares underlying the Warrants have been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Exhibit No.	Description

4.1	Form of Warrant
10.1	Form of Conversion and Exchange Rights Agreement (Note Holder) executed as of December 31, 2023
10.2	Form of Conversion and Exchange Rights Agreement (Service Provider) executed as of December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 25, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer